10026331

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2010
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01 / 01 / 09** (MM/DD/YY) AND ENDING **12 / 31 / 09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sun Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Wacker Drive Suite 300
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Malo — **312-924-4724** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

1 South Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Christopher Malo**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Sun Trading, LLC**, as of **December 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Nancy J Simenson
Notary Public
19th day of February 2010

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Consolidated Statement of Financial Condition.
☐ (c) Consolidated Statement of Income (Loss).
☐ (d) Consolidated Statement of Cash Flows.
☐ (e) Consolidated Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member
Sun Trading, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Sun Trading, LLC as of December 31, 2009 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sun Trading, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

Sun Trading, LLC

Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 44,563,217
Certificates of deposit	3,402,358
Securities owned, pledged	328,004,745
Receivable from brokers and clearing organizations	116,807,073
Exchange memberships, at cost (fair value of $3,185,000)	2,649,500
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $8,005,916	10,706,002
Receivable from affiliates	801,005
Other assets	2,296,822
Total assets	$ 509,230,722
Liabilities and Member's Equity	
Liabilities	
Securities sold, not yet purchased	$ 376,520,149
Accounts payable, accrued expenses and other liabilities	11,200,519
Deferred rent	1,075,880
Total liabilities	388,796,548
Member's equity	120,434,174
Total liabilities and member's equity	$ 509,230,722

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Sun Trading, LLC (the Company) was organized under the Limited Liability Company Act of Illinois on April 24, 2003. Pursuant to the Company's operating agreement effective April 25, 2003, as amended and restated, and the Contribution Agreement dated February 2, 2005, the Company is a wholly owned subsidiary of Sun Holdings, LLC (the Parent). The primary business of the Company is to trade as principal and market maker in U.S. securities, over-the-counter (OTC) foreign exchange and derivative instruments. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934 and operates pursuant to Rule 15c3-1(a)(6). The Company is a member of various securities and derivative exchanges and is a registered market maker on New York Stock Exchange (NYSE) Arca.

Pursuant to the Company operating agreement effective April 25, 2003, as amended and restated, the Company will dissolve and the assets of the Company will be liquidated and the Company terminated upon the earliest to occur of December 31, 2041 or the occurrence of some other event specified under LLC Law as effecting such dissolution.

Significant accounting policies are as follows:

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB *Accounting Standards Codification*, sometimes refer to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Cash equivalents: The Company defines cash equivalents as short-term highly liquid investments with original maturities of three months or less at date of acquisition.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and derivative financial instruments: Transactions in securities and derivative financial instruments are recorded on a trade date basis. These financial instruments are carried at fair value with the resulting unrealized gains and losses reflected in trading revenues, net on the statement of income. Brokerage commissions and other trading fees are reflected separately in the statement of income.

The Company has adopted FASB guidance that allows for the alternative disclosure of gains and losses on derivative instruments included in its trading activities. This alternative disclosure permits the Company to disclose on a combined basis the gains and losses related to all derivative and non-derivative (or cash) instruments classified as trading instruments disaggregated by the type of underlying risk. Trading instruments include exchange traded futures, equity securities, exchange traded funds and OTC foreign exchange contracts. Realized and unrealized gains (losses) on both derivative and non-derivative instruments are disaggregated by type of underlying risk on the statement of income.

Interest income and expense is recognized on the accrual basis. Dividend income and payments in lieu of dividends from equity securities sold, not yet purchased are recorded on the ex-dividend date.

Rebates are recognized on the accrual basis and included in trading revenue, net.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

The Company obtains financing from securities clearing brokers and global center banks from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Exchange memberships: Exchange memberships held for operating purposes are carried at cost, or if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management believes no such impairment in value has occurred in 2009.

Furniture, equipment and leasehold improvements: Furniture is being amortized over the estimated useful life of seven years on a straight-line basis. Leasehold improvements are being amortized over the shorter of the estimated useful life or the lease term on a straight-line basis. Computer equipment placed in service prior to 2008 is depreciated over the estimated useful life of five years on the straight-line method, with new computer equipment being depreciated over the estimated useful life of five years based on the 200 percent declining balance method (mid year convention).

Income taxes: Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Parent. Accordingly, no provision or benefit for federal income taxes has been made as the Company's taxable income or loss is included in the tax return of the Parent.

The Company adopted FASB guidance, for the year ended December 31, 2009, for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has determined that there are no material uncertain income tax positions.

The Company is generally not subject to tax examinations by U.S. Federal or state authorities for tax years before 2006.

Translation of foreign currencies: Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the date of the statement of financial condition. Income and expense items denominated in foreign currencies are translated at the rates in effect at the end of each period. Gains and losses resulting from foreign currency transactions are included in net trading revenue, net.

Reclassification: Certain amounts previously reported have been reclassified to conform to the current year presentation.

Recent accounting pronouncements: In May 2009, the FASB issued guidance that establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was effective for annual periods ending after June 15, 2009. The Company has adopted this standard as of December 31, 2009.

Note 2. Receivable from Brokers and Clearing Organizations

Receivable from brokers and clearing organizations at December 31, 2009 consist of:

Cash	$ 118,054,139
Dividend and interest accrued	338,684
Futures contracts	(915,798)
Accrued payables	(669,952)
	$ 116,807,073

Securities owned, cash and financial instruments held at the Company's clearing brokers collateralize securities sold, not yet purchased and amounts due to clearing brokers, if any, and may serve to satisfy regulatory capital or margin requirements.

The Company clears and settles its transactions through securities clearing brokers and global center banks and maintains credit agreements to facilitate trading in securities and OTC foreign exchange contracts. At December 31, 2009, the Company has a $940,000,000 credit facility pursuant to a credit line agreement, with interest at negotiated rates that change, from time to time, based on market conditions. During the utilization of the line the Company must keep a minimum balance, as defined, of $39,000,000. As of December 31, 2009, outstanding borrowings on this facility approximated $282,000,000.

Note 3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3. Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Note 3. Fair Value Measurements (Continued)

Equity securities, exchange traded funds and futures that trade in active markets are valued using quoted market prices, broker or dealer quotations and are classified as Level 1. Certificates of deposit are valued based on the principal amount and interest rates negotiated with financial institutions and are classified within Level 2.

In addition, substantially all of the Company's other assets and liabilities, except exchange memberships, are considered financial instruments and are already reflected at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on recurring basis as of December 31, 2009:

	Level 1	Level 2	Total
Assets			
Cash equivalents			
Certificate of deposit	$ -	$ 5,000,499	$ 5,000,499
Certificates of deposit:	-	3,402,358	3,402,358
Securities owned			
Equity securities	196,686,299	-	196,686,299
Exchange traded funds	131,318,446	-	131,318,446
	328,004,745	-	328,004,745
Receivable from brokers			
Futures contracts	(915,798)	-	(915,798)
Total assets	$ 327,088,947	$ 8,402,857	$ 335,491,804
Liabilities			
Securities sold, not yet purchased			
Equity securities	$ 110,570,530	$ -	$ 110,570,530
Exchange traded funds	265,949,619	-	265,949,619
	376,520,149	-	376,520,149
Total liabilities	$ 376,520,149	$ -	$ 376,520,149

During the year ended December 31, 2009, the Company had no assets or liabilities that fall within Level 3.

Note 4. Derivative Financial Instruments

Expanded disclosure is presented, in accordance with recent FASB guidance, to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows. The Company adopted the provisions of this guidance effective January 1, 2009.

The Company's derivative activities are the trading of exchange traded futures and OTC foreign exchange contracts. As a market maker and liquidity provider in various markets the Company employs arbitrage trading strategies between exchange traded futures, securities, and OTC foreign exchange contracts. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk. The Company's market risk exposure is minimal throughout the year, or neutral as to value-at-risk, as the open derivatives positions have corresponding offsets in other non-derivative instruments.

The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood. Footnote 10 describes the risks associated with trading derivative contracts.

At December 31, 2009, the Company's derivative activities had the following impact on the Statement of Financial Condition:

Contract Type	Underlying Risk	Assets at Fair Value	Liabilities at Fair Value	Net
Receivable from brokers and clearing organizations:				
Futures	Equity price	$ 13,052	$ (1,089,152)	$ (1,076,100)
Futures	Other	160,302	-	160,302
				$ (915,798)

Note 5. Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities at December 31, 2009 consist of:

Compensation and bonuses payable	$ 5,139,962
Other	6,060,557
	$ 11,200,519

Note 6. Related-Party Transactions

At December 31, 2009, receivable from affiliates consist of:

Sun Holdings, LLC	$ 57,535
Sun Trading International Ltd.	743,470
	$ 801,005

The receivable of $57,535 from Sun Holdings, LLC is related to legal fees paid on behalf of Sun Holdings, LLC.

The Company has an affiliate based in the United Kingdom, Sun Trading International Ltd. (STI). The receivable of $743,470 is comprised of the following transactions. The Company has entered into secondment agreements with various employees to facilitate company trading activity through STI. STI reimburses the Company for certain salary expenses associated with these employees. At December 31, 2009, the Company had a receivable from STI of $542,567 for these salaries. The Company has also entered into a services agreement dated December 27, 2007 and amended December 31, 2009, with STI to compensate STI for trading activities less recharge of management fees. At December 31, 2009, the Company had a net receivable from STI of $200,903 for these services.

Note 7. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2009 consist of:

Furniture	$ 41,588
Computer equipment	16,907,596
Computer software	27,216
Leasehold improvements	1,735,518
Accumulated depreciation	(8,005,916)
	$ 10,706,002

Note 8. Commitments and Contingencies

The Company leases office space and equipment under non-cancelable lease agreements that expire at various dates to June 2020. The Company has the option to terminate the lease effective December 31, 2014, by delivering to the landlord no later than December 31, 2013 written notice and a termination payment of $996,258.

The Company leases computer equipment under non-cancelable lease agreements that expire at various dates to December 2011. The leases are all for a duration of less than 24 months.

At December 31, 2009, the aggregate minimum annual lease commitments under these operating leases, exclusive of additional payments for operating and maintenance costs, are as follows:

Note 8. Commitments and Contingencies (Continued)

Years ending December 31:		
2010	$	3,047,056
2011		1,942,891
2012		449,762
2013		462,179
2014		474,963
Thereafter		2,856,470
	$	9,233,321

The Company has provided to the landlord a letter of credit in the amount of $400,000 which has been collateralized by a certificate of deposit in the amount of $400,000.

In the normal course of business the Company may be subject to various regulatory matters, litigation, claims and regulatory examinations. It is the Company's policy to vigorously defend against these potential matters.

Note 9. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Note 10. Derivatives Activities

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, including futures and other financial instruments with similar characteristics. Futures contracts provide for the sale or purchase of financial instruments at a specified future date at a specified price or yield. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the Statement of Financial Condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of such financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

Note 10. Derivatives Activities

The Company also has sold securities it does not own and will therefore be obligated to acquire the securities in the future at prevailing market prices, which may exceed the amount recorded in the statement of financial condition.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures, generally do not give rise to significant counterparty exposure due to soundness of the centralized clearing facility of the specific exchanges, the cash settlement procedures for daily gains and losses and the margin requirements of the individual exchanges.

Concentrations of credit risk: Pursuant to its operation under Rule 15c3-1(a)(6), all of the Company's market-making activities are cleared by a broker-dealer. Pursuant to agreement, the Company's clearing broker-dealer is required to, among other things, perform computations for and take security haircuts over the Company's market-making activities, perform computations for proprietary accounts of introducing brokers, finance, subject to certain limits, the Company's market-making activities and segregate certain assets on behalf of the Company. In the event of the insolvency of its clearing broker or in the event it does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize the credit risk by monitoring the creditworthiness of its clearing brokers.

In addition, the Company also enters into various transactions with other broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the exposure to and creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 11. Net Capital Requirements

Pursuant to Rule 15c3-1 of the SEC, the Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain "net capital" equal to the greater of $250,000 or 2 percent of the Company's aggregate debit items, as these terms are defined. The Company's minimum requirement is to maintain net capital equal to the lesser of (1) $2,500 for each security in which it makes a market (unless the security in which it makes a market has a market value of $5 or less, in which event the amount of net capital is $1,000 for each such security) based on the average number of such markets made by such broker or dealer during 30 days immediately preceding the computation and (2) $1,000,000. At December 31, 2009, the Company had net capital and net capital requirements of $67,924,042 and $1,000,000, respectively. The net capital rules may effectively restrict the withdrawal of member's equity.

Note 12. Subsequent Event

The Company evaluated subsequent events through the date that these financial statements were issued.

In January 2010, pursuant to the Company's operating agreement, the Parent withdrew $9,511,815 of capital. On January 4, 2010, the Company entered into a contribution agreement and assignment to contribute substantially all its technology operations, assets and liabilities to a new entity, Sun Trading Solutions, LLC. The net value of the assets distributed per the agreement was approximately $9,000,000.

Sun Trading, LLC

Statement of Financial Condition

December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.